

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2014

Mr. Shaun Heinrichs
Chief Financial Officer
Veris Gold Corp.
688 West Hastings Street, Suite 900
Vancouver, British Columbia V6B 1P1

> **Re: Veris Gold Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed May 7, 2014**
> **File No. 000-52699**

Dear Mr. Heinrichs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal year ended December 31, 2013

Mineral Projects page 22

1.   It appears that much of the information in this section of your filing has not been updated to include your fiscal year ended 2013 information. Please revise accordingly.

2.   Additionally please consider revising to remove disclosure that has been included in duplicate.

3.   Please update your mineral reserves and mineral resources to correspond to your fiscal year end.

4.   We note your disclosure on page 58 stating that your variograms shown a range of just over 50 feet. Additionally we note your disclosure that indicated resources for all models are blocks that were estimated with an ellipse range of 100x100x50. Please tell us why a

search ellipse greater than your variogram range is appropriate for the indicated resource classification.

5. We note your disclosure on page 80 of mineral resources for adjacent properties. Please revise to remove mineral resources or mineral reserves for adjacent properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director